Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 31, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 31, 2007, entitled “VODAFONE REACHES 200 MILLION CUSTOMERS”.

31 January 2007

VODAFONE REACHES 200 MILLION CUSTOMERS

Vodafone Group Plc (“Vodafone”) today announces key performance indicators for the quarter ended 31 December 2006.  The main highlights are:

•                  Organic growth of 6.1% for the quarter in proportionate mobile revenue, with proportionate growth of 0.9% in Europe and 14.4% in EMAPA.  Nine months year to date organic growth in proportionate mobile revenue of 6.1%

•                  On a statutory basis, growth in total revenue for the quarter was 5.1%, with organic service revenue growth of 4.8%

•                  8.7 million proportionate organic net mobile additions for the quarter.  Total proportionate mobile customer base at 198.6 million at the end of the quarter after a net reduction of 1.7 million mobile customers from other movements, principally business disposals

•                  Total proportionate mobile customer base over 200 million by the end of January

•                  2.5 million 3G devices added, bringing total 3G device base to 13.6 million.  3G Broadband through HSDPA available across 21 of the Group’s markets and partner networks

•                  Completed disposal of interests in Proximus and Swisscom Mobile with net proceeds of £3.1 billion

•                  Continued execution on revenue stimulation and total communications objectives with Vodafone At Home now launched in seven markets, including five offering DSL services, and Vodafone Office available in 11 markets

•                  Execution of core cost reduction programmes, including IT outsourcing, data centre consolidation, supply chain management and network sharing, all on track

•                  Vodafone re-iterates its current year outlook with the financial performance for the quarter and year to date in line with expectations

Arun Sarin, Chief Executive, commented:

“These KPIs are very much in line with expectations and show that we are continuing to make progress in executing our strategy.  I am also pleased to announce today that we now have 200 million proportionate customers globally and we are grateful for their confidence in us.  This is both an important milestone for Vodafone and a great achievement by our people.”

GROUP REVIEW

Operating review

There was no significant change in the competitive environment in the quarter with Europe remaining challenging and the EMAPA region continuing to present a significant opportunity for growth.  The quarter showed continued strong performances from Spain, Verizon Wireless and several of the Group’s emerging market operations.  Underlying growth trends improved slightly in Italy and the UK, however Germany showed an expected negative impact from tariff changes introduced in October.

Strong customer growth was recorded across many markets with organic proportionate net mobile additions of 8.7 million.  This growth reflects both seasonally high net additions in Europe, particularly in prepaid, and the benefits of lower average market penetration in EMAPA.  The closing proportionate customer base of 198.6 million is over 20% higher than the same quarter in the previous year.  With 2.5 million net additions in the quarter, 3G customers reached 13.6 million, including 1.3 million with business devices.  HSDPA is available in 21 of the Group’s markets and partner networks.

Organic proportionate mobile revenue growth for the quarter was 6.1% compared with the same quarter in the previous year, with organic growth for the nine months to 31 December 2006 also 6.1%.  Changes in termination rates are estimated to have reduced organic proportionate mobile revenue growth in the quarter by around 1.6%.

On a statutory basis, total revenue for the quarter increased by 5.1% with organic service revenue growth for the quarter of 4.8%.  Voice revenue increased by 2.6% on an organic basis, with a 20.3% organic increase in total voice usage, and organic growth in messaging revenue was 6.2%.  Data revenue grew by 34.2% organically, primarily from business services and the increasing penetration of 3G devices.

Revenue stimulation and cost reduction in Europe

The Group continues to execute on its strategy of driving fixed to mobile substitution and delivering on the total communications needs of its customers.  Vodafone At Home and Vodafone Office products and services are now available in five and eight markets respectively in Europe. In Germany, registered Vodafone Zuhause customers reached two million in January, with successful promotions in Italy increasing active Vodafone Casa customers to 0.6 million at the end of the quarter.

Progress on several major cost reduction initiatives in Europe has been announced recently, principally relating to the outsourcing of IT application development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system.  These multi-year initiatives are now well under way and are expected to deliver significant benefits in the medium term.

The Group continues to review opportunities for network sharing to reduce the total cost of network ownership. During the quarter, the Group announced network sharing arrangements for 2G and 3G in rural areas of Spain, following on from previous announcements of an agreement in Australia and of an ongoing review in the Czech Republic, both within the EMAPA region.

As a result, for the total of the Europe region (excluding Arcor) and common functions, the Group continues to expect capitalised fixed asset additions to be 10% of revenue in the year ending 31 March 2008 and operating expenses to be broadly stable for that year compared with the year ending 31 March 2006 on an organic basis, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

Delivering strong growth in emerging markets

Strong growth in the Group’s emerging market operations continued in the quarter with organic service revenue growth of 29.7% in Romania, 42.0% in Egypt and 22.6% in South Africa, with customer growth remaining the principal driver. The Group’s recent acquisition in Turkey continues to see strong growth in revenue driven by the execution of a turnaround plan outlined at the EMAPA Analyst and Investor day in December.

Innovate and deliver on our customers’ total communications needs

HSDPA deployment continues on a fast track basis with the expectation of achieving coverage in Europe equivalent to the Group’s existing 3G coverage by the middle of the 2007 calendar year.

Complementary to its mobile broadband service offerings, the Group continues to develop its presence in the home and the office through the deployment of DSL services.  With the exception of Arcor in Germany, the provision of DSL services to date has been on a wholesale basis. The Group continues to look at the most efficient ways to deliver broadband services to customers and will take a country by country approach dependent on the differing operating conditions in any given market.

Actively manage our portfolio to maximise returns

As well as completing the sale of its 25% interest in Proximus to Belgacom, the Group announced and completed the sale of its 25% interest in Swisscom Mobile to Swisscom during the quarter.  The sale consideration of approximately £1.8 billion for the Swisscom Mobile interest implied an Enterprise Value to EBITDA multiple of 9.1x for the financial year ending 31 March 2007.  In both instances, the Board considered that the Group was not the most appropriate holder of a minority interest in the longer term and, together with an attractive valuation, determined that capital would be better deployed elsewhere.

The Group also announced the acquisition of a further 4.8% in Vodafone Egypt, bringing its total ownership to 54.9% and increasing the Group’s exposure to this high growth market.

In December, the Group announced that it is considering the acquisition of a controlling interest in Hutchison Essar Limited in India. This potential opportunity is in line with its objective of obtaining control of a mobile company in the important Indian market. The Board remains committed to only pursuing transactions that create value for shareholders and that meet the Group’s stated financial investment criteria.

Outlook

The Group is reiterating its outlook statement for the year ending 31 March 2007.  Organic growth in proportionate mobile revenue is expected to be in the range of 5% to 6.5%.  The proportionate mobile EBITDA margin is expected to be around 1 percentage point lower than the year ending 31 March 2006 on an organic basis, excluding the impact of any one-off business restructuring costs.

Capitalised fixed asset additions are anticipated to be in the range of £4.2 billion to £4.6 billion with free cash flow in the range of £4.7 billion to £5.2 billion, after £0.5 billion of tax payments and associated interest in respect of the settlement of a number of long standing tax issues and after the impact of lower expected dividends from associates due to the disposal of interests in Proximus and Swisscom Mobile.

EUROPE

A summary of organic change in customers, usage and revenue for the quarter ended 31 December 2006 compared to the same quarter in the previous year is set out below:

	Germany	Italy	Spain	UK	Arcor	Other	Europe
Organic change(1)%		%	%	%	%	%	%

Closing mobile proportionate customers(2)	5.0	10.6	11.9	3.8	n/a	7.5	7.3

Mobile voice usage(2)	23.4	9.8	28.3	13.9	n/a	11.4	17.0

Service revenue(3)	(4.3)	1.7	12.7	2.6	9.7	(2.7)	2.1
Underlying service revenue(3)(4)	(0.5)	4.9	18.1	3.3	9.7	4.7	5.8

Notes:

(1)   The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, adjusting for acquisitions and disposals and exchange rate movements

(2)   Excludes the effect of the disposal in Sweden

(3)   Excludes the effect of the disposal in Sweden and exchange rate movements

(4)   Excludes the estimated impact of termination rate reductions and from adjustments to revenue for certain arrangements that are now presented net of associated direct costs

Customers

The Europe region recorded 3.2 million proportionate organic net customer additions compared to 2.7 million in the same quarter in the previous year.  Net additions were strong across the Group’s major markets with 0.7 million in Germany, 0.8 million in Italy, 0.4 million in Spain and 0.7 million in the UK, partly reflecting seasonally high prepaid activity.  In particular, the UK benefited from more competitive offerings during the period and Italy from new commercial initiatives introduced in the summer.  The total proportionate base reached 98.8 million compared with 93.7 million at the end of the same quarter in the previous year.

Annualised contract churn has fallen year on year in most of the major markets within the Europe region due to continued focus on targeted customer retention activities.  Increased competition and the ongoing effect of customer self-upgrades and SIM only promotions has resulted in higher annualised prepaid churn year on year in many markets although prepaid churn reduced year on year in Germany due to a regulatory driven change in disconnection policy.  As a result, the Group remains focused on maintaining prepaid customer acquisition costs at low levels.

Usage

Total voice usage increased by 17.0% on an organic basis compared with the same quarter in the previous year mainly due to outgoing call volumes increasing by 22.1%. This was driven by an increase in the customer base within the region and an increase in outgoing minutes per customer, particularly in Germany, Spain and the UK.

Voice usage growth in Germany and Spain remained strong due to usage stimulation tariffs and promotions that are particularly focused on encouraging calls to other Vodafone numbers and fixed lines.  In the UK, a significant increase in outgoing voice usage per customer resulted from a prepaid offering that provides free weekend calls if customers spend a minimum amount during weekdays, with 1.7 million prepaid customers opting into this plan.  Italy recorded continued growth in total voice usage although at a lower level than the previous quarter due to the strong success of its summer promotion.

Revenue

Organic service revenue growth of 2.1% for the quarter was driven by the increase in the customer base and total usage per customer, partially offset by pricing pressures in many of the markets within the Europe region and the effect of termination rate reductions.  Organic growth in service revenue for the quarter to 30 September 2006 was 1.0%.  The improvement in the current quarter was largely due to Italy, which recorded service revenue growth of 1.7% compared to a decline of 3.4% in the previous quarter, principally due to a lower impact from termination rate reductions.

Voice revenue decreased by 0.5% on an organic basis compared with the same quarter in the prior year.  Outgoing voice revenue increased by 2.7% organically, with growth in voice minutes largely offset by price declines.  Incoming voice revenue declined by 6.6% on an organic basis, principally due to a 23.4% decline in incoming revenue in Germany as a result of regulated termination rate reductions in December 2005 and November 2006.  This was the primary reason for an overall decline in voice revenue in Germany.

The Europe region recorded a 3.7% organic increase in messaging revenue in the quarter principally due to increases of 17.1% and 13.9% in Spain and the UK respectively, where the larger customer bases and competitively priced offerings stimulated higher usage.  Successful usage stimulation in Italy improved the rate of increase year on year in messaging revenue to 7.3% compared to the previous quarter growth of 2.6%, which was also impacted by the strong summer voice promotion.  Messaging revenue in Germany has been affected by the strong growth in voice usage which, together with the timing of messaging promotions, contributed to the decline compared with the same quarter in the previous year.

Data revenue increased by 32.2% on an organic basis, primarily due to growth in business services and increasing penetration of 3G devices.  Registered 3G devices increased by 6.9 million from the same period in the previous year to 12.5 million as at 31 December 2006.  In particular, Germany experienced growth in data revenue of 57.7%, both from consumer services through Vodafone live! and from increased business connectivity.

Underlying organic service revenue growth of 5.8% was broadly stable compared with the previous quarter.  The UK delivered underlying improvements from continued leadership in the business segment and more competitive market offerings. Italy also improved as a result of new commercial initiatives introduced in the first half of the current financial year.  As expected, Germany started to show a negative impact from tariff changes in October, resulting in a year on year decline in underlying service revenue of 0.5%, compared with growth of 0.8% in the previous quarter.  Whilst underlying growth in Spain remains strong, the lower rate of growth compared with the previous quarter reflected increased competition, principally from the established operators.

Arcor generated service revenue growth in the quarter of 9.7% supported by a 70% increase in the DSL customer base to over 1.8 million since the same quarter in the previous year.  Service revenue growth was lower than the previous quarter as a result of increasing competition.

Acquisition and retention costs

Net acquisition and retention costs as a percentage of service revenues were broadly stable compared with the same quarter in the previous year for the Europe region.  Higher acquisition volumes, principally in prepaid, offset lower average unit acquisition costs whilst both retention volumes and average unit retention costs were lower compared with the same quarter in the previous year.  Net acquisition and retention costs as a percentage of service revenues were slightly lower year on year in Spain and the UK, stable in Germany and slightly higher in Italy.

EMAPA

A summary of the organic change in customers, usage and revenue for the quarter ended 31 December 2006 compared to the same quarter in the previous year is set out below:

	Eastern Europe	Middle East, Africa & Asia	Pacific	Associates and investments	EMAPA
Organic change(1)%		%	%	%	%

Closing mobile proportionate customers(2)	21.0	40.3	7.0	14.4	20.8

Mobile voice usage(3)	35.4	38.4	13.3	n/a	31.2

Service revenue(3)	19.7	29.1	9.1	n/a	20.5

Notes:

(1)   The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, adjusting for acquisitions and disposals and exchange rate movements

(2)   Excludes the effect of the acquisitions in Turkey, Czech Republic and the disposals in Belgium and Switzerland and assumes current period ownership levels in both periods for stake increases in South Africa and Egypt

(3)   Excludes the effect of the acquisitions in Turkey, India and the Czech Republic and, where relevant, exchange rate movements and assumes current period ownership levels in both periods for stake increases in South Africa

The EMAPA region recorded 5.6 million proportionate organic net customer additions in the quarter.  Customer growth was strong across most of the region, in particular in Egypt, the US, South Africa and India, with lower net additions in the Pacific area consistent with higher penetration in those markets.

The total proportionate base reached 99.8 million compared with 70.9 million for the same quarter in the previous year, reflecting both strong growth and the benefit of new businesses.

Organic growth in service revenue was 20.5%, driven by a 26.8% increase in controlled average customers, which was partly offset by declining ARPU in some markets as a result of the increasing proportion of lower usage prepaid customers.

Eastern Europe

Organic growth in service revenue of 19.7% for Eastern Europe for the quarter was primarily due to customer growth and compared with 22.0% growth in the previous quarter.

The principal driver of organic growth in Eastern Europe continued to be Romania, where the customer base has now reached 7.7 million.  Organic service revenue growth of 29.7% in Romania continued to be driven substantially by customer growth although ARPU has also increased slightly year on year due to usage stimulation and continued leadership in the business segment.

The Group’s acquisition in Turkey also continued to perform well.  Improvements to network coverage and quality have supported a price increase during the quarter, which has lowered the rate of customer and usage growth but maintained ongoing strong revenue growth.

Middle East, Africa and Asia

In Middle East, Africa and Asia, organic growth in service revenue for the quarter was 29.1%, unchanged from the previous quarter.  Service revenue growth continued to be driven by strong increases in customers.

Egypt reported organic growth in service revenue of 42.0%, which included a 7.2% rise in blended ARPU resulting from increased prepaid usage.  On 22 January 2007 Egypt acquired a 3G licence for approximately £300 million, plus an annual percentage of revenue, to further enhance its products and services and provide additional capacity, as well as agreeing an extension of the 2G licence until 2022.

Vodacom, the Group’s joint venture based in South Africa, reported organic growth in service revenue of 22.6% for the quarter due to a 32.4% increase in average customers year on year, reflecting the successful launch of several new offerings and promotions and strong growth in its investments outside South Africa.

Bharti Airtel, the Group’s joint venture in India, reported strong growth in customers and total revenue.  Total revenue growth of 62% resulted from the customer base being 96% higher year on year.

Pacific

The Pacific area delivered 9.1% organic growth in service revenue compared with 10.3% for the previous quarter.  Organic service revenue growth in New Zealand improved to 7.0% from broadly stable in the previous quarter due to the timing of termination rate reductions in the previous year.  In Australia, continued focus on higher value customers delivered organic service revenue growth of 10.6%, including further improvement in blended ARPU.

Associates and investments

The Group’s associates and investments added 1.7 million proportionate organic customers in the quarter although the disposal of interests in Proximus and Swisscom Mobile reduced total proportionate customers by 2.2 million.

In the US, Verizon Wireless reported record quarterly customer growth of over 2.3 million net additions, with the Group’s proportionate share at over 1 million for the first time.  This ongoing strong customer growth, due in part to market leading annualised blended churn of 13.7%, and continued success in driving the uptake of non-voice services, led to organic service revenue growth of 17.1% for the quarter.

Proportionate net additions for SFR were 138,000, bringing the proportionate customer base to 7.9 million.  SFR reported broadly stable service revenue for the quarter compared with the same quarter in the previous year, reflecting the intense competitive environment in France.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

1.               The Group’s outlook for the financial year ending 31 March 2007 is contained in Vodafone’s interim results announcement for the six months ended 30 September 2006.

2.               At the country level, service revenue growth is calculated in local currency and before the elimination of intercompany revenue.  For the segments within Europe and EMAPA, service revenue growth is calculated using constant exchange rates and after the elimination of trading between Group companies within the segment.  The basis of calculation for organic growth is included in the Group’s Annual Report for the year ended 31 March 2006.

3.               Vodafone, Vodafone live!, Vodafone Zuhause and Vodafone Casa are trademarks of the Vodafone Group.

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” with respect to Vodafone’s anticipated benefits from certain cost reduction initiatives, expected capitalised fixed asset additions and operating expenses, anticipated timing for the deployment of new services and the Group’s outlook for the year ending 31 March 2007, including in particular statements with respect to growth in revenue, expected changes in margins, expected capitalised fixed asset additions and expected free cash flow for that period.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity from both existing  competitors and new market entrants; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates; changes in exchange rates; final resolution of open issues which might impact the Group’s effective tax rate; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost reduction including outsourcing initiatives; the timing and impact of investment in network capacity and the deployment of new technologies; and changes in any other factors described under “Cautionary Statement Regarding Forward-Looking Statements” in the Group’s Annual Report for the financial year ended 31 March 2006.  Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook — Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006.  All subsequent written or oral forward-looking statements attributable to Vodafone or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.  No assurances can be given that the forward-looking statements in this document will be realised.  Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE MOBILE CUSTOMERS — 1 APRIL 2006 TO 31 DECEMBER 2006

		SIX MONTHS TO 30 SEPTEMBER 2006				QUARTER TO 31 DECEMBER 2006
COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 1 APR 2006	NET ADDITIONS	OTHER MOVEMENTS	AT 30 SEP 2006	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 31 DEC 2006	PREPAID(3)
		(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Europe:
Germany	100.0%	29,191	431	-	29,622	709	291	30,622	54.4%
Italy	76.9%	18,490	847	-	19,337	792	-	20,129	92.1%
Spain	100.0%	13,521	1,087	(584)	14,024	440	-	14,464	45.9%
UK	100.0%	16,304	(17)	-	16,287	652	-	16,939	60.6%
		77,506	2,348	(584)	79,270	2,593	291	82,154	65.4%
Albania	99.9%	772	96	-	868	51	-	919	96.9%
Greece	99.9%	4,471	281	3	4,755	200	-	4,955	68.5%
Ireland	100.0%	2,075	44	-	2,119	59	-	2,178	74.0%
Malta	100.0%	175	9	-	184	4	-	188	89.9%
Netherlands	100.0%	3,909	(15)	-	3,894	66	(143)	3,817	46.9%
Portugal	100.0%	4,276	306	(145)	4,437	181	-	4,618	79.5%
		15,678	721	(142)	16,257	561	(143)	16,675	69.1%
Total Europe		93,184	3,069	(726)	95,527	3,154	148	98,829	66.0%

EMAPA:
Eastern Europe:
Czech Republic	100.0%	2,214	97	-	2,311	102	-	2,413	47.2%
Romania	100.0%	6,384	771	-	7,155	562	-	7,717	66.5%
Hungary	100.0%	2,063	(13)	-	2,050	84	-	2,134	63.1%
Turkey	100.0%	-	1,251	10,930	12,181	567	-	12,748	90.7%
Poland	19.6%	1,918	264	-	2,182	173	-	2,355	59.3%
		12,579	2,370	10,930	25,879	1,488	-	27,367	71.0%
Middle East, Africa & Asia:
Egypt	54.9%	3,314	660	-	3,974	402	403	4,779	92.7%
Kenya	35.0%	1,380	245	-	1,625	242	-	1,867	98.3%
South Africa(4)(5)	50.0%	10,968	2,128	(1,191)	11,905	1,083	-	12,988	89.3%
India	10.0%	1,958	748	-	2,706	491	-	3,197	87.2%
		17,620	3,781	(1,191)	20,210	2,218	403	22,831	89.4%
Pacific:
Australia	100.0%	3,177	13	-	3,190	109	(21)	3,278	73.5%
New Zealand	100.0%	2,068	43	-	2,111	89	-	2,200	76.4%
Fiji	49.0%	101	21	-	122	13	-	135	95.2%
		5,346	77	-	5,423	211	(21)	5,613	75.7%
Associates & Investments:
United States(5)	45.0%	23,530	1,657	4	25,191	1,039	-	26,230	5.4%
Other(2)		18,312	1,026	-	19,338	613	(2,237)	17,714	76.4%
Total		41,842	2,683	4	44,529	1,652	(2,237)	43,944	65.3%
Total EMAPA		77,387	8,911	9,743	96,041	5,569	(1,855)	99,755	69.5%
Total		170,571	11,980	9,017	191,568	8,723	(1,707)	198,584	68.9%

Notes:

(1)          All ownership percentages are stated as at 31 December 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India, where the Group’s 10% economic interest represents a 5.6% direct interest in Bharti Airtel Limited and a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Airtel Limited.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)          Other movements for the quarter ended 31 December 2006 represents the acquisition of minority interests in Vodafone Netherlands and Vodafone Egypt and the completion of the sales of the Group’s associates in Belgium on 3 November 2006 and Switzerland on 20 December 2006. It also includes the impact of a regulatory driven change in the prepaid disconnection policy for Germany, the disconnection of inactive prepaid SIM cards in the Netherlands and the disposal of a service provider customer base in Australia.

(3)          Prepaid customer percentages are calculated on a venture basis.  At 31 December 2006, there were 600.0 million venture customers.

(4)          Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

(5)          The Group’s proportionate customer base in South Africa and Verizon Wireless has been adjusted for their proportionate ownership of their customer base across all their network interests of approximately 92.1% and 98.6%, respectively, at 31 December 2006.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of their networks.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

	SIX MONTHS TO 30 SEPTEMBER 2006			QUARTER TO 31 DECEMBER 2006
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 30 SEPT 2006	NET ADDITIONS	AT 31 DEC 2006
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	6,214	27	6,241	211	6,452
Italy(1)	4,097	631	4,728	758	5,486
Spain	5,514	1,078	6,592	252	6,844
UK	4,181	291	4,472	238	4,710
Other	4,229	658	4,887	298	5,185
Total Europe	24,235	2,685	26,920	1,757	28,677

Total EMAPA	2,835	937	3,772	226	3,998

Group Statutory Total(2)	27,070	3,622	30,692	1,983	32,675

Notes:

(1)  Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

(2)  The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. At 31 December 2006, there were an additional 7.2 million (30 September 2006: 6.8 million, 30 June 2006: 6.5 million, 31 March 2006: 5.9 million) registered Vodafone live! venture customers in the Group’s associated undertakings.

3G DEVICES

	SIX MONTHS TO 30 SEPTEMBER 2006 (RESTATED)			QUARTER TO 31 DECEMBER 2006
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 30 SEPT 2006	NET ADDITIONS	AT 31 DEC 2006
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	2,025	699	2,724	571	3,295
Italy(1)	2,250	580	2,830	597	3,427
Spain	902	837	1,739	540	2,279
UK	1,033	315	1,348	111	1,459
Other	1,230	496	1,726	346	2,072
Total Europe	7,440	2,927	10,367	2,165	12,532

Total EMAPA(3)	416	342	758	290	1,048

Group Statutory Total(2)	7,856	3,269	11,125	2,455	13,580

Consumer devices	7,196	2,923	10,119	2,181	12,300
Business devices	660	346	1,006	274	1,280

	7,856	3,269	11,125	2,455	13,580

Notes:

(1)  Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.

(2)  The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. At 31 December 2006, there were an additional 2.6 million (30 September 2006: 2.3 million, 30 June 2006: 2.0 million, 31 March 2006: 1.7 million) registered Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card venture customers in the Group’s associated undertakings.

(3)  With effect from the quarter ended 31 December 2006, 3G devices now include the results of Vodafone Romania and previously reported numbers have been restated to include an additional 135,000 and 222,000 3G devices at 1 April 2006 and 30 September 2006 respectively.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006

Europe:
Germany	Total	24.3	24.4	22.9	21.5	22.1	22.4	20.9
(EUR)	Contract	39.8	41.0	38.8	37.2	38.4	39.0	36.7
	Prepaid	9.2	9.0	8.3	7.5	7.6	7.6	7.0
Italy	Total	30.4	29.9	27.7	26.4	27.6	27.1	25.8
(EUR)	Contract	79.4	75.0	73.7	71.0	72.6	68.0	71.1
	Prepaid	25.8	25.9	23.5	22.2	23.3	23.2	21.5
Spain	Total	36.2	37.7	35.3	33.3	35.3	36.4	35.3
(EUR)	Contract	58.5	60.7	56.3	52.8	54.8	55.2	51.3
	Prepaid	15.4	16.2	15.0	13.9	15.0	15.4	16.0
UK	Total	24.6	25.1	23.8	22.7	23.7	24.5	23.6
(GBP)	Contract	46.5	47.9	44.8	43.9	45.2	46.5	43.7
	Prepaid	9.5	9.9	9.5	8.8	8.9	9.4	9.5
Albania	Total	2,255	2,534	2,259	2,098	2,122	2,311	2,086
(ALL)	Contract	18,783	19,815	18,499	16,777	17,240	17,941	16,329
	Prepaid	1,680	1,936	1,701	1,593	1,606	1,782	1,605
Greece	Total	32.2	34.2	31.3	29.8	31.1	31.0	27.6
(EUR)	Contract	65.1	69.7	64.2	61.5	65.6	66.8	61.6
	Prepaid	15.1	15.7	14.1	13.4	13.7	13.4	11.4
Ireland	Total	51.4	53.1	50.2	48.6	48.8	46.9	45.6
(EUR)	Contract	101.9	107.8	99.9	99.3	102.8	99.4	94.5
	Prepaid	32.1	32.6	31.6	30.0	29.3	28.0	27.9
Malta	Total	14.0	16.2	13.0	12.1	14.7	16.6	12.6
(MTL)	Contract	74.6	91.4	61.8	54.4	72.3	87.1	52.6
	Prepaid	7.4	7.8	7.3	6.9	7.4	7.9	7.3
Netherlands	Total	37.1	36.6	34.5	33.6	35.7	36.9	31.7
(EUR)	Contract	69.5	68.6	64.7	61.3	63.5	64.6	52.0
	Prepaid	11.3	11.0	9.8	9.2	10.1	10.4	9.8
Portugal	Total	26.4	27.1	24.0	23.3	23.5	24.4	22.8
(EUR)	Contract	67.3	69.8	61.9	62.4	62.2	62.8	57.8
	Prepaid	14.3	14.7	13.4	12.9	13.0	13.9	13.2

EMAPA Subsidiaries:
Australia	Total	47.8	48.2	51.4	47.9	49.4	52.4	54.0
(AUD)	Contract	92.8	93.6	94.3	92.0	92.7	96.4	98.8
	Prepaid	26.7	31.1	35.0	32.0	33.9	36.2	37.2
Czech Republic	Total	680	679	679	644	674	670	658
(CZK)	Contract	1,029	1,017	1,015	951	978	966	946
	Prepaid	340	342	337	311	331	334	331
Egypt	Total	91.4	89.4	74.1	79.0	79.4	88.1	79.4
(EGP)	Contract	268.6	283.9	274.1	289.3	292.1	309.7	289.9
	Prepaid	60.7	62.4	52.0	56.0	57.1	66.7	61.4
Hungary	Total	5,321	5,153	4,885	4,647	5,066	5,339	5,171
(HUF)	Contract	11,302	11,264	9,666	8,809	9,129	9,097	8,529
	Prepaid	3,391	3,046	3,043	2,887	3,125	3,359	3,250
New Zealand	Total	50.7	51.0	51.2	51.2	46.6	46.6	50.7
(NZD)	Contract	138.9	139.7	137.2	138.5	126.1	125.3	128.9
	Prepaid	25.9	25.6	25.9	25.7	23.2	22.5	23.7
Turkey(1)	Total	N/A	N/A	N/A	N/A	N/A	16.5	14.4
(TRY)	Contract	N/A	N/A	N/A	N/A	N/A	31.4	28.2
	Prepaid	N/A	N/A	N/A	N/A	N/A	14.8	12.9
Romania	Total	14.9	15.9	15.4	13.9	15.2	15.9	15.6
(USD)	Contract	30.2	31.1	29.5	27.0	29.5	30.8	30.6
	Prepaid	6.3	7.1	7.0	6.0	6.7	7.3	7.0

Note:

(1)          On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey.  As a result, average monthly revenue per user in the quarter has only been published with effect from the quarter ended 30 September 2006.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER TO 31 DECEMBER 2006
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.5%	8.4%	22.9%
Italy(2)	13.9%	4.8%	18.7%
Spain	9.6%	5.7%	15.3%
UK	16.6%	6.6%	23.2%
Group Statutory Total	13.6%	5.3%	18.9%

Notes:

(1)          Service revenue from the mobile telecommunications businesses excludes fixed line and DSL revenues.

(2)          Under IFRS, Vodafone Italy is treated as a joint venture.

HISTORIC MOBILE NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE(1) IN THE QUARTER TO
COUNTRY	30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006

Germany	19.3%	19.5%	20.4%	21.7%	21.2%	21.6%	22.9%
Italy(2)	14.9%	16.8%	17.4%	18.0%	17.3%	17.5%	18.7%
Spain	13.7%	14.2%	14.8%	15.1%	15.7%	14.7%	15.3%
UK	19.3%	19.7%	20.7%	21.3%	20.9%	21.7%	23.2%
Group Statutory Total	16.2%	16.6%	17.2%	17.8%	17.4%	17.8%	18.9%

Notes:

(1)          Service revenue from the mobile telecommunications businesses excludes fixed line and DSL revenues.

(2)          Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006
Germany(1)	Total	17.3%	19.7%	21.2%	22.6%	20.7%	22.1%	20.1%
	Contract	13.1%	14.3%	16.8%	16.7%	14.6%	13.5%	15.7%
	Prepaid	21.1%	24.6%	25.2%	27.7%	26.0%	29.5%	23.9%
Italy	Total	17.3%	18.7%	19.1%	19.5%	20.8%	21.7%	19.4%
	Contract	14.9%	14.5%	16.6%	14.5%	17.2%	13.6%	14.8%
	Prepaid	17.5%	19.1%	19.3%	19.9%	21.1%	22.4%	19.8%
Spain (2)	Total	21.7%	20.7%	20.6%	20.6%	20.5%	37.0%	23.4%
	Contract	13.6%	12.5%	13.9%	14.1%	12.3%	13.4%	15.3%
	Prepaid	29.0%	28.1%	26.9%	26.9%	28.9%	62.5%	32.8%
UK	Total	32.4%	33.1%	31.9%	31.2%	32.8%	37.6%	35.4%
	Contract	23.2%	21.6%	20.2%	21.2%	20.1%	18.8%	17.9%
	Prepaid	38.3%	40.5%	39.5%	37.5%	40.9%	49.9%	47.0%

Notes:

(1)     The customer churn for Germany for the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)     The customer churn for Spain for the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies.  The underlying customer churn, excluding these disconnections, was 20.1%.

ACTIVE MOBILE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 JUN 2005	30 SEPT 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006

Germany	93.0%	92.8%	91.5%	90.6%	90.6%	90.6%	89.9%
Italy(2)	92.2%	92.8%	92.1%	91.2%	90.9%	90.4%	89.3%
Spain	94.8%	95.0%	95.7%	94.3%	93.8%	98.5%	95.1%
UK	88.8%	90.6%	90.8%	88.4%	85.7%	86.9%	86.7%
Group Statutory Total(1)	91.3%	92.2%	92.1%	91.6%	91.0%	91.6%	90.8%

Notes:

(1)     An active customer is defined as one who either pays a monthly fee or has made or received a chargeable event in the last 3 months. The Group’s subsidiary in Turkey and the Group’s joint ventures in India and Kenya are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	3O JUN 2005(5)	30 SEPT 2005(5)	31 DEC 2005(5)	31 MAR 2006 (5)	30 JUN 2006	30 SEPT 2006	31 DEC 2006

Europe:
Germany	6,356	6,428	7,010	6,993	7,614	7,979	8,650
Italy(2)	7,173	7,164	7,521	7,746	7,687	8,050	8,256
Spain	5,648	5,859	5,966	6,362	6,978	7,533	7,655
UK	6,810	6,937	7,167	7,145	7,207	7,579	8,160
Albania	129	144	141	135	148	166	160
Greece	1,757	1,896	1,870	1,869	2,075	2,216	2,113
Ireland	1,263	1,279	1,302	1,289	1,380	1,422	1,462
Malta	42	47	43	43	49	55	50
Netherlands	1,697	1,601	1,755	1,733	1,820	1,711	1,868
Portugal	1,319	1,384	1,386	1,402	1,472	1,606	1,586
Sweden	688	681	753	-	-	-	-
Total Europe	32,882	33,420	34,914	34,717	36,430	38,317	39,960

EMAPA Subsidiaries:
Australia	1,619	1,818	1,957	2,001	2,006	2,141	2,238
Czech Republic(3)	289	840	899	925	901	868	919
Egypt	1,979	2,341	2,278	2,442	2,869	3,462	3,670
Hungary	741	792	842	866	948	980	1,030
New Zealand	540	559	616	602	597	597	672
Romania(3)(5)	463	1,486	1,630	1,628	1,873	2,059	2,231
Turkey(4)	-	-	-	-	-	6,451	5,781
	5,631	7,836	8,222	8,464	9,194	16,558	16,541
Joint Ventures	2,021	1,957	2,598	4,684	5,763	6,387	7,389
TOTAL EMAPA	7,652	9,793	10,820	13,148	14,957	22,945	23,930
Group Statutory Total	40,534	43,213	45,734	47,865	51,387	61,262	63,890

Notes:

(1)     The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany, Czech Republic and New Zealand reflects minutes billed which are rounded-up under certain tariffs.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)     MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

(4)     On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. As a result, voice minutes in the quarter have only been published with effect from the quarter ended 30 September 2006.

(5)     During the quarter to 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been correctly stated to network minutes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 31, 2007	By:
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary